Mail Stop 3561

      June 16, 2006

J. Stephen Chandler, President
The Forsythe Group
6038 Rose Valley Drive
Charlotte, North Carolina 28210

      Re:	The Forsythe Group
            	Amendment No. 1 to Registration Statement on
                        Form SB-2
                  Filed May 17, 2006
            	File No.  333-131882

Dear Mr. Chandler:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide page numbers that correspond with those in the table of contents.

Risk Factors, page 4
2. We note your response to our prior comment 10. However, the disclosure continues to appear confusing in regards to whether investors would receive interest from the funds held in escrow. Please include in the prospectus the information provided in your response to comment 10.
3. In risk factor 12, regarding dilution, please include the price paid per share by officers, directors and promoters.

Financial Statements, page 28
4. We note that you have revised your December 31, 2005 financial statements and capitalized $14,137 in organization costs through March 31, 2006, which were paid by officers. Please note that organization costs should be expensed as incurred rather than capitalized, according to AICPA Statement of Position (SOP) 98-5. Please revise your financial statements accordingly. Also, provide a note to the financial statements that explains the revisions that were made to the statements of operations. Refer to paragraph 37 of
APB 20. We also believe the change should be referenced in the auditor`s report, as indicated by AICPA Auditing Standards Section 561.06.a., with dual dating of the audit report necessary in some circumstances. Please revise.
5. Please update your disclosure throughout the registration statement to agree with the amounts presented on your financial statements as revised.

Part II - Exhibits
6. We note the statement that the legality opinion is for the benefit of the company and may not be relied upon by any other person. The legality opinion is filed as an exhibit to the registration statement and is for the benefit and reliance of the investors. Please revise the opinion accordingly.
7. Revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.
8. Please explain why the opinion is limited by "Interpreted Standards Applicable to Legal Opinions to Third Parties" in corporate transactions adopted by the legal opinion Committee of the Corporate
Banking Law Section of the State Bar of Georgia. Please note that it is inappropriate to qualify an opinion to jurisdiction, when the opinion of counsel is on a jurisdiction in which counsel is not admitted to practice.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Raquel Howard at (202) 551-3291 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds

Assistant Director


cc:  Richard W. Jones, Esq.
       Fax: (770) 804-0509